[APi Group Corporation Letterhead]

April 20, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Ruairi Regan

Re:	APi Group Corporation
Registration Statement on Form S-4
File No. 333-237553

Ladies and Gentlemen:

On April 20, 2020, APi Group Corporation (the “Company” or “Registrant”) filed Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-237553) (as amended, the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 473(c) of the Securities Act, the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If you have any further questions or require additional information, please do not hesitate to contact Flora Perez of Greenberg Traurig, P.A. at (954) 768-8210.

Very truly yours,

By:	/s/ Andrea Fike
Andrea Fike
General Counsel and Secretary

cc:	Donn A. Beloff, Greenberg Traurig, P.A.
Flora R. Perez, Greenberg Traurig, P.A.